Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

April 12, 2016

Lisa Larkin

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission (SEC)

100 F Street, NE

Washington, DC  20549

Re: Form N-1A Filings for the following portfolios:

Eaton Vance Floating Rate Portfolio (File No. 811-09987)

Global Income Builder Portfolio (File No. 811-23145)

Senior Debt Portfolio (File No. 811-08879)

Tax-Managed International Equity Portfolio (File No. 811-10389)

Tax-Managed Global Small-Cap Portfolio (File No. 811-10599)

Tax-Managed Multi-Cap Growth Portfolio (File No. 811-09837)

Tax Managed Small Cap Portfolio (File No. 811-10065)

Tax-Managed Value Portfolio (File No. 811-10387)

Currency Income Advantage Portfolio (File No. 811-22855)

Emerging Markets Local Income Portfolio (File No. 811-22048)

Global Macro Absolute Return Advantage Portfolio (File No. 811-22424)

Global Macro Capital Opportunities Portfolio (File No. 811-22896)

Short Term US Government Portfolio (File No. 811-21132)

Global Macro Portfolio (File No. 811-08342)

Government Obligations Portfolio (File No. 811-08012)

Global Opportunities Portfolio (File No. 811-22350)

MSAR Completion Portfolio (File No. 811-22427)

International Income Portfolio (File No. 811-22049)

Multisector Income Portfolio (File No. 811-22786)

High Income Opportunities Portfolio (File No. 811-08464)

Short Duration High Income Portfolio (File No. 811-22662)

Boston Income Portfolio (File No. 811-10391)

(each a “Portfolio” and collectively “Portfolios”)

Dear Ms. Larkin:

This letter responds to comments you provided telephonically to the undersigned on March 20, 2017 regarding each Portfolio’s registration statement filed on February 28, 2017, as applicable. The comments and Portfolios’ responses are set forth below.

Comment 1:

Form N1-A, General Instructions D. - Incorporation by Reference, states specific rules for incorporation by reference.  Each Portfolio incorporates by reference much of the information required to be included in Form N-1A.  Please explain the rational for such incorporation by reference.

Response 1:

The Portfolios rely on the no-action letter issued by the SEC to the Eaton Vance fund complex on December 11, 1996.  This no-action letter permits master portfolios to incorporate by reference in their registration statements on Form N-1A, and any amendments thereto, information about such master portfolios contained in the registration statements of the feeder funds.  Reference No. 96-527-CC.

Tax-Managed Global Small-Cap Portfolio (TMGSC Portfolio)

Comment 2:

The term “global” is included in the TMGSC Portfolio’s name.  Does the policy of the feeder fund comply with the SEC guidance regarding the term “global”?

Response 2:

Eaton Vance Tax-Managed Global Small-Cap Fund (TMGSC Fund), the feeder fund for TMGSC Portfolio has a policy to invest, under normal market conditions, as follows: (i) at least 25% of its net assets in companies located outside of the United States, which may include emerging market countries; and (ii) in issuers located in at least five different countries (including the United States).  TMGSC Portfolio believes that  TMGSC Fund’s global investing policy, as noted above, is consistent with Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Release”).  The Release states that the term “global” connotes “diversification among investments in a number of different countries throughout the world” (emphasis added).  While the Release states that use of the term “global” in a fund’s name is not subject to Rule 35d-1, the SEC indicated that it would expect that funds using “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.”

Currency Income Advantage Portfolio (CIA Portfolio)

Comment 3:

Please explain why CIA Portfolio incorporates by reference to Eaton Vance Short Duration Strategic Income Fund’s (SI Fund) registration statement, if such responses differ from each other.

Response 3:

SI Fund invests a portion of its assets in CIA Portfolio.  CIA Portfolio’s registration statement only incorporates by reference to SI Fund’s registration statement when such information does not differ.

Global Macro Capital Opportunities Portfolio

Comment 4:

Please explain why in Global Macro Capital Opportunities Portfolio’s registration statement there is only one year of information incorporated by reference for the Statement of Changes in Net Assets in Item 27 - Financial Statements.

Response 4:

The incorporation by reference should have also included “October 31, 2015”.  This will be revised going forward.

Global Macro Portfolio (GM Portfolio) and Global Macro Absolute Return Advantage Portfolio (GMARA Portfolio)

Comment 5:

Please explain why GM Portfolio and GMARA Portfolio each make the representation included in Item-35 Undertakings of Form N-1A, but not the other disclosures required by the SEC when a portfolio invests in a subsidiary.

Response 5:

The current undertaking included in each of GM Portfolio and GMARA Portfolio’s registration statement reflects the only undertaking requested by SEC staff to date.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee

Vice President